April 27, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Supplementary Comment Letter Dated March 27, 2009
Dear Mr. Reynolds:
Thank you for your February 9, 2009 comment letter and March 27, 2009 supplementary comment letter.
Set forth below are the responses of National Beverage Corp. (the “Company”) to the Staff’s supplementary comment letter with respect to Schedule 14A filed with the SEC on August 29, 2008. In responding to the Staff’s comments, we have, for convenience, set forth your inquiries in full, followed by our responses.
Executive Compensation and Other Information, page 6
1.	We note your response to prior comment one from our letter dated February 9, 2009 and reissue that comment. We note the disclosure on page 6 that Messrs. Nick Caporella and Bracken do not receive compensation directly from the company, but instead they receive compensation through a management company owned by Mr. Nick Caporella. Please amend the Form 10-K to present any compensation awarded to, earned by, or paid to, your named executive officers including any compensation that is paid to them indirectly through third parties, in the Executive Compensation section, including but not limited to the Summary Compensation table. See Item 402(a)(2) of Regulation S-K.
Response:
The Company respectfully advises the Staff that, in its next Summary Compensation Table, the Company intends to include a presentation for Mr. Nick Caporella and Mr. Bracken in substantially the following format:

SUMMARY COMPENSATION TABLE

				Option	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)	Compensation ($)	Total ($)
Nick A. Caporella (1)	2009	— (1)	— (1)	—	— (1)	— (1)
Chairman of the Board and	2008	— (1)	— (1)	—	— (1)	— (1)
Chief Executive Officer	2007	— (1)	— (1)	—	— (1)	— (1)

George R. Bracken (2)	2009	xxx,xxx	xx,xxx	x,xxx	x,xxx	xxx,xxx
Senior Vice President —	2008	xxx,xxx	xx,xxx	7,281	x,xxx	xxx,xxx
Finance	2007	xxx,xxx	xx,xxx	8,530	x,xxx	xxx,xxx

(1)	Mr. Nick A. Caporella, our Chairman of the Board and Chief Executive Officer, does not receive compensation directly from us. Mr. Nick Caporella’s services are provided to the Company through Corporate Management Advisors Inc. (the “Management Company”), an entity owned by Mr. Nick Caporella. As described above in “Compensation Discussion and Analysis” and below in “Certain Relationships and Related Party Transactions,” we paid the Management Company an annual management fee equal to one percent of our consolidated net sales for the services that the Management Company provided to us, which included the services of Mr. Nick Caporella as our Chief Executive Officer, and Mr. Bracken as our SVP-Finance. We paid the Management Company fees of $x,xxx,xxx, $5,660,063 and $5,391,257 for fiscal years 2009, 2008 and 2007, respectively. See “Compensation Discussion and Analysis” and “Certain Relationships and Related Party Transactions” for a more detailed description of our management agreement with the Management Company.

(2)	As discussed in footnote 1 above, Mr. Bracken does not receive compensation directly from us. The salary and bonus amounts set forth represent the estimated portion of the compensation paid by the Management Company to Mr. Bracken attributable to his services to us. See “Compensation Discussion and Analysis” and “Certain Relationships and Related Party Transactions” for a more detailed description of our management agreement with the Management Company.
In addition to the Summary Compensation Table presentation above, the Company advises the Staff that it intends to supplement the first paragraph in its “Compensation Discussion and Analysis” with the following in future disclosures:
Compensation Discussion and Analysis
The following discussion and analysis is intended to provide an understanding of the actual compensation earned by each of our named executive officers (“Executive Officers”) from the Company. In 1992, the Company entered into a management agreement (“Management Agreement”) with Corporate Management Advisors, Inc. (the “Management Company”), a company owned by Mr. Nick Caporella, our Chairman of the Board and Chief Executive Officer and the beneficial owner of approximately 74% of our Common Stock. Under the Management Agreement, the Management Company provides the Company (i) senior corporate functions (including supervision of the Company’s financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of Mr. Caporella and Mr. Bracken, our Senior Vice President — Finance, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and structuring potential transactions and arranging financing for any such transaction. For its services, the Company pays the Management Company an annual base fee equal to one percent of the consolidated net sales of the Company, plus incentive compensation based upon certain factors to be determined by the Compensation and Stock Option Committee of the Board of Directors. No incentive compensation has been incurred or approved under the Management Agreement since its inception. We do not separately provide any cash compensation to Messrs. Nick Caporella or Bracken. See also “Certain Relationships and Related Party Transactions.”

The Company will continue to provide consistent disclosure relating to the Management Agreement and the fees paid to the Management Company in its “Certain Relationships and Related Party Transaction” disclosure so as to avoid any shareholder “double counting” of (1) the fees paid to the Management Company and disclosed in the “Certain Relationships and Related Party Transaction” section and (2) the amount of “deemed” compensation to Messrs. Caporella and Bracken reflected in the Summary Compensation Table and notes thereto.
The Company believes that it should be permitted to incorporate the Staff’s comments in future filings, and that an amendment to its Form 10-K is not required or appropriate under these circumstances. The Company has followed the practice of cross referencing the Summary Compensation Table column for Mr. Caporella to the management fee disclosure in its “Certain Relationships and Related Party Transaction” section since the inception of the Management Agreement in January 1992. When he became an executive officer in 1997, the Company included Mr. Bracken’s salary and bonus in its Summary Compensation Table until November 2004 when the Company received a Staff comment letter that instructed the Company to remove such compensation disclosure from the Summary Compensation Table because Mr. Bracken’s compensation was paid by the Management Company and not the Company. 1 In addition, the Company is aware of a Staff interpretation, now codified in C&DI 217.08 and updated as recently as July 3, 2008, that specifically provides that if payments are made as part of a management contract, disclosure of the structure of the management agreement and the fees would have to be reported under Item 404 (i.e. as related party transactions). We are aware of several publicly traded companies2 with external management structures that do not provide Item 402 executive compensation disclosure, but instead, based on the Staff’s

[1]	See Letter from Michael Moran, Branch Chief, dated November 15, 2004 and the response letter of the Company dated December 1, 2004 the relevant portion of which reads:

SCHEDULE 14A – DEFINITIVE PROXY STATEMENT

Executive Compensation and Other Information, page 11

16.You disclose in footnote (1) that the services of your Chairman and CEO as well as your SVP-Finance are provided to you through the Management Company. According to your disclosure in Note 6 to your financial statements in Form 10-K, you pay the management company approximately $5 million annually for various services. Supplementally, please explain to us why the summary compensation table also includes compensation information for the SVP-Finance if the management company pays these expenses.

Response: The SVP-Finance was added to the summary compensation table in fiscal 1997 when he was appointed Vice President and Treasurer. His compensation, which is paid solely by the Management Company, has been mistakenly included since that time. We shall delete compensation for the SVP-Finance from the summary compensation table in future filings.

[2]	See Compass Diversified Holdings, Hines Real Estate Investment Trust and Alesco Financial.

guidance, provide disclosure under Item 404. Lastly, the amounts received by Mr. Caporella and Mr. Bracken during the last fiscal year which the Staff has asked the Company to reflect as compensation from the Company in the Summary Compensation Table were fully and accurately disclosed in the “Certain Relationships and Related Party Transactions” disclosure section of the Company’s annual proxy statement as part of the disclosure relating to the Management Agreement, which disclosure was incorporated into Part III of the Company’s Form 10-K by reference. In addition, similar disclosure was included as Footnote 5 to the Company’s Form 10-K. As a result, we believe the Form 10-K for the fiscal year ended May 3, 2008 substantially complied as to form and was not materially deficient and, as such, an amendment would not be appropriate.
Again, we respectfully request that the Company be permitted to reflect the proposed disclosure changes in future filings.
* * * *
If you have any questions with respect to the foregoing responses, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance